UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.)*

Essex Rental Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

297187106
(CUSIP Number)

Kevin Casey c/o Casey Capital, LLC 112 Route 39 North Sherman, Connecticut 06784 Telephone Number: 646-825-4630
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

*        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	297187106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Casey Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,461,634

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,461,634

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,461,634

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	297187106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kevin Casey

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,461,634

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,461,634

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,461,634

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	297187106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

KC Gamma Opportunity Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,461,634

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,461,634

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,461,634

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	297187106

Item 1.	Security and Issuer.

The name of the issuer is Essex Rental Corp., a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive offices is 1110 Lake Cook Road, Suite 220, Buffalo Grove, Illinois 60089.  This Schedule 13D relates to the Issuer's Common Stock, par value $0.0001 per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is being filed to report that Casey Capital, LLC, a Delaware limited liability company ("Casey Capital"), Kevin Casey, a United States citizen, and KC Gamma Opportunity Fund, LP, a Delaware limited partnership (the "KC Gamma Opportunity Fund"), each beneficially own 5.9% of the Shares.  Casey Capital, Mr. Casey and KC Gamma Opportunity Fund are each a "Reporting Person" and are collectively referred to herein as the "Reporting Persons".

(b)	The principal business address for Casey Capital, Mr. Casey and KC Gamma Opportunity Fund is 112 Route 39 North, Sherman, Connecticut 06784.

(c)
Mr. Casey is the sole managing member of Casey Capital, an investment adviser that serves as the investment manager of the KC Gamma Opportunity Fund.  Mr. Casey is also the sole managing member of the general partner of KC Gamma Opportunity Fund.

(d)	Mr. Casey has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from working capital of the KC Gamma Opportunity Fund.  The net investment costs (including commissions, if any) of the Shares directly owned by the Opportunistic Value Fund is approximately $1,845,263.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for investment in the ordinary course of the Reporting Persons' investment activities because they believe the Shares represent an attractive investment opportunity.

The Reporting Persons believe that the Issuer's financial performance can be improved to create greater long-term value for the Issuer's shareholders and accordingly, have recently had communication with the Issuer's Board of Directors (the "Board").

Specifically, on February 26, 2015, the Reporting Persons sent a letter to the Board (the "Letter to the Board") to afford the Board the opportunity to fully understand the Reporting Persons' proposals to maximize shareholder value.  As such, it summarizes the proposals and lists certain anticipated benefits of their adoption. The Letter to the Board is attached hereto as Exhibit B.

In particular, the Reporting Persons recommend that the Issuer immediately take action: (i) terminate its New York City office lease with Hyde Park Real Estate LLC; (ii) engage an independent financial advisory firm to conduct a comprehensive review of potential strategic alternatives to increase shareholder value; and (iii) add shareholder representation to the board.  With respect to the latter recommendation, the Reporting Persons currently intend to nominate Mr. Casey to serve on the Board as the Reporting Persons believe that Mr. Casey would provide the Board with a fresh and independent perspective in seeking to maximize returns for all shareholders.

The Reporting Persons and their representatives may, from time to time in the future, engage in discussions with management of the Issuer, the Board, other stockholders and third parties regarding any of the above.  However, if the Issuer fails to consider the recommendations discussed above, the Reporting Persons intend to seek substantial Board changes at the next annual meeting of shareholders.

Further, depending upon, among other things, the outcome of the proposals referenced above, current and future trading prices for the Shares, the financial condition, results of operations and prospects of the Issuer and its businesses, other investment opportunities available to the Reporting Persons, conditions in the securities markets, general economic conditions and other factors that the Reporting Persons deem relevant, the Reporting Persons may from time to time acquire additional Shares or sell Shares in the open market, in privately negotiated transactions or otherwise, and may take such other actions with respect to their investment in the Issuer as they may deem appropriate, including, without limitation, changing their intention with respect to any of the matters enumerated above.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)
As of the date hereof, Casey Capital, Mr. Casey and the KC Gamma Opportunity Fund may each be deemed to be the beneficial owners of 1,461,634 Shares, constituting 5.9% of the Shares, based upon 24,813,619 Shares outstanding as of the date hereof.

The KC Gamma Opportunity Fund may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 1,461,634 Shares (the "KC Gamma Opportunity Fund Shares").  Casey Capital, as the investment manager of the KC Gamma Opportunity Fund, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 1,461,634 KC Gamma Opportunity Fund Shares.  By virtue of Mr. Casey's position as the sole managing member of Casey Capital, Mr. Casey may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 1,461,634 KC Gamma Opportunity Fund Shares, and, therefore, Mr. Casey may be deemed to be the beneficial owner of such KC Gamma Opportunity Fund Shares.

There have been no transactions by the Reporting Persons in the Shares during the past 60 days.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Letter to the Board

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2015
(Date)

Casey Capital, LLC*

By: /s/ Kevin Casey
Name: Kevin Casey Title: Managing Member
KC Gamma Opportunity Fund, LP

By: Casey Capital Management, LLC, its general partner By: /s/ Kevin Casey
Name: Kevin Casey Title: Managing Member
Kevin Casey*

/s/ Kevin Casey

*  The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated February 26, 2015, relating to the Common Stock, par value $0.0001 per share, of Essex Rental Corp. shall be filed on behalf of the undersigned.

February 26, 2015
(Date)

Casey Capital, LLC

By: /s/ Kevin Casey
Name: Kevin Casey Title: Managing Member
KC Gamma Opportunity Fund, LC

By: Casey Capital Management, LLC, its general partner By: /s/ Kevin Casey
Name: Kevin Casey Title: Managing Member
Kevin Casey

/s/ Kevin Casey

Exhibit B

February 26, 2015
Board of Directors
1110 Lake Cook Road, Suite 220
Buffalo Grove, Illinois 60089

Gentlemen:
KC Gamma Opportunity Fund, LP is a significant shareholder of Essex Rental Corp ("ESSX" or the "Company") that currently beneficially owns 1,461,634 shares, representing approximately 5.9% ownership of the Company. We made our initial investment as we believed ESSX to be undervalued versus its leading position as a provider of lattice-boom crawler crane and attachment rental services. Our investment thesis also included our belief that the Company could be worth significantly more to a strategic or financial buyer.
History of Underperformance
The Company suffers from a material valuation discount due to the market's loss of confidence in the Company's ability to create shareholder value. The book value of the Company has dropped from $5.33 on December 31, 2008 to $2.35 on September 30, 2014. Chronic stock underperformance and declining book value have contributed to the public market's negative perception of the Company. The lack of any improvement in the value of the business has caused the market to significantly discount the stock versus the $5.27 orderly liquidation value of the Company.1
ESSX has dramatically underperformed the broader market indexes over the last 1, 3, and 5-year periods. The current trading price of ESSX shares is near its all-time low.
	Total Return Performance (2/24/15)
	1 year	3 year	5 year

Essex Rental Corp	-58.7%	-62.5%	-75.2%

S&P 500	16.8%	65.1%	112.6%
Russell 2000	6.4%	55.4%	109.1%

Underperformance vs. S&P 500	-75.5%	-127.6%	-187.8%
Underperformance vs. Russell 2000	-65.1%	-117.9%	-184.3%

We believe the Company can take steps to enhance its financial condition and prospects as well as the value of ESSX shares. We recommend the Company:
1.            Add shareholder representation to the Board. Kevin Casey, portfolio manager of KC Gamma Opportunity Fund LP, would bring a fresh and independent perspective to the Company's direction and should be elected to the Board. As our representative he would seek to maximize returns for all shareholders.
2.            Cut Office Expenses. The Company should terminate the arrangement with Hyde Park Real Estate LLC ("Hyde Park") regarding the office lease. We believe the Company should not pay rent expense for New York City offices when its headquarters are in Buffalo Grove, IL.
3.            Evaluate Strategic Alternatives. The Board should evaluate strategic alternatives for the Company. In our opinion, the public market is applying little value to the Company's assets. The market has lost confidence in the Company's ability to execute its business plan and create shareholder value.
Essex is a valuable asset in an industry that has seen significant consolidation recently. We believe numerous financial and strategic buyers would be interested in discussing strategic alternatives with the Company. Financial buyers could be attracted to the ability to buy assets at or below liquidation value, to acquire a public platform business, and to obtain significant net loss carryforwards (NOLs) at no additional cost. However, we believe the Company would be more attractive to a strategic buyer because the Company offers:
1.            Cross-selling opportunities in customer base and various crane assets;
2.            Net loss carryforwards that a profitable company can utilize; and
3.            Synergies from removing public company expenses, which we estimate to be between $3-6 million.
The Board Must Take Action Immediately
We believe there are other shareholders that support our ideas. We insist the Board immediately add shareholder representation, terminate the lease with Hyde Park, and engage a financial advisory firm to conduct a comprehensive review of strategic alternatives. We look forward to having a thoughtful and productive engagement with the Board to discuss these matters. However, if the Company fails to consider our requests, we will not hesitate to seek substantial Board changes at the next annual meeting of shareholders. You may reach us at (646) 825-4630.

Sincerely,

Kevin Casey